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                                                                     Exhibit 5.4



                     [Letterhead of Dr. Volker Gross, LL.M]
                                                                      [KfW Logo]


                                                               December 20, 2002


Kreditanstalt fur Wiederaufbau,
  Palmengartenstrasse 5 - 9,
    D-60325 Frankfurt am Main.

Dear Sirs:

         In connection with the registration under the Securities Act of 1933, as amended (the "Act") of debt securities (the "Securities") of Kreditanstalt fur Wiederaufbau ("KfW"), an institution under public law of the Federal Republic of Germany (the "Federal Republic"), the guarantee by KfW (the "KfW Guarantee") and the statutory guarantee of the Federal Republic (the "Guarantee of the Federal Republic"), I, as General Counsel and Senior Vice President of KfW, have examined such documents and such questions of law, as I have considered necessary or appropriate for the purposes of this opinion.

         Upon the basis of such examination, I am of the opinion that the Guarantee of the Federal Republic set forth in Article 1a of the Law Concerning Kreditanstalt fur Wiederaufbau constitutes a valid and legally binding obligation of the Federal Republic.

         The foregoing opinion is limited to the laws of the Federal Republic of Germany, and I am expressing no opinion as to the effect of the laws of any other jurisdiction.

         I, in my own capacity and on behalf of the legal department of KfW, hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to the legal department of KfW under the heading "Validity of Securities and KfW Guarantee" in the Prospectus. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act.

                                             Very truly yours,


                                             /s/ Gross